

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2022

James Lim Eng Hock
Chief Executive Officer
Multi Ways Holdings Limited
3E Gul Circle
Singapore 629633

> **Re: Multi Ways Holdings Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted August 26, 2022**
> **CIK No. 0001941500**

Dear Mr. Hock:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted August 26, 2022

General

1. We note your disclosure on page 25 regarding the war in Ukraine. Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia's invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance's Sample Letter to Companies Regarding Disclosures Pertaining to Russia's Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May 2022.

2. Revise to include disclosure that the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site. See Item 4(e) of Form F-1.

3.   Please provide us supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

Cover Page

4.   Revise to include the "Commission legend" on the outside front cover page of the prospectus in accordance with Item 501(b)(7) of Regulation S-K.

Prospectus Summary
Risks and Challenges, page 10

5.   We note your summary of the risk factors here. Please revise to provide a section with a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in the registrant or offering speculative or risky. See Item 105(b) of Regulation S-K.

Prospectus Summary
Implications of Our Being a "Controlled Company", page 14

6.   We note your disclosure that you will be a "controlled company" upon completion of the offering.   Please include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company. Also revise to clarify on what corporate governance exceptions available to "controlled companies" you will rely.

Risk Factors
Our business is subject to supply chain interruptions..., page 22

7.   We note your risk factor that your supply chain may be subject to interruptions. Update your risks characterized as potential if recent supply chain interruptions have impacted your operations.

Use of Proceeds, page 35

8.   You disclose that you will use a portion of proceeds for possible future merger and acquisition activities. Please revise to provide a brief description of your acquisition plans, including types of opportunities you intend to explore. Alternatively, clarify that management has not yet determined the types of businesses that you will target or the terms of any potential acquisitions. See Item 3.C.3 of Part 1 of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting the Results..., page 40

9.   We note your sales are significantly affected in part by supply chain shortage and disruption and inflationary cost pressure. Please discuss whether supply chain disruptions and inflationary cost pressures materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Impact of Inflation, page 56

10.   Please update your disclosure in future filings to identify actions planned or taken, if any, to mitigate inflationary pressures.

Principal and Selling Shareholders, page 100

11.   Disclosure on page 100 indicates Ms. Lee NG owns 3.0% of MWE Investments. Please reconcile this with the disclosure on page 101.

Report Of Independent Registered Public Accounting Firm , page F-2

12.   Please amend to include the date of the Report of Independent Registered Public Accounting Firm in accordance with PCAOB Auditing Standard 3101.10.

Note 2 Significant Accounting Policies
Revenue Recognition, page F-10

13.   Please revise to disclose your revenue recognition policies related to service and rental revenues.

Exhibits

14.   In a future filing, please file the filing fee table as an exhibit to this registration statement. Refer to Item 601(b)(107) of Regulation S-K.

James Lim Eng Hock
Multi Ways Holdings Limited
September 20, 2022
Page 4

       You may contact Andi Carpenter, Staff Accountant, at (202) 551-3645 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem, Staff Attorney, at (202) 551-8337 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Manufacturing

cc: Jason Ye